SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           General Communication, Inc.
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   369385 20 8
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 8, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Centennial Fund III, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) [ ]

                                                     (b) [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         OO

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Centennial Holdings III, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)  [ ]

                                              (b)  [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                   [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Amendment No. 1 to Statement on Schedule 13D

            This amended statement on Schedule 13D relates to the Class B Common Stock (the "Shares") of General Communication, Inc., an Alaska corporation (the "Company"). Item 5 of this statement, previously filed by (i) Centennial Fund III, L.P. ("Fund III"), as the direct beneficial owner of Shares, and (ii) Centennial Holdings III, L.P. ("Holdings III"), by virtue of the relationships described previously in this statement, is hereby amended as set forth below.


Item 5.     Interest in Securities of the Issuer.

            (e) On December 8, 1997, Fund III distributed all of its Shares to its partners and ceased to be a beneficial owner of Shares. As a result, Fund III ceased to be a party to the Voting Agreement previously described in this statement. Previously, Centennial Fund II, L.P and Centennial Business Development Fund, Ltd. distributed their Shares to their respective partners and ceased to be beneficial owners of Shares.



                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 29, 1997


                                    /s/ Stephen C. Halstedt

                                    Stephen C. Halstedt, as general partner of Centennial Holdings III, L.P., general partner of Centennial Fund III, L.P.